China Finance Online Reports Third Quarter 2014 Unaudited Financial Results

- Attributable Non-GAAP Net Income was $1.1 million -

BEIJING, Dec. 23, 2014 -- China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities, commodities and wealth management products, today announced its unaudited financial results for the third quarter and nine months ended on September 30, 2014.

Third Quarter 2014 Highlights

Net revenues increased by 61% year over year to $21.1 million, compared with $13.2 million in the third quarter of 2013.

Revenues from financial services increased by 92% year over year to $17.1 million, compared with $8.9 million in the third quarter of 2013.

Gross profit increased by 41% to $16.0 million, representing a gross margin of 76%, compared with $11.4 million in the third quarter of 2013.

Non-GAAP net income attributable to China Finance Online was $1.1 million, compared with a non-GAAP net loss of $1.0 million in the third quarter of 2013.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online stated, "During the third quarter of 2014, we launched 'Zhengquantong (Securities Master)', a fully-integrated securities-trading platform that will be easily accessible through a highly-intuitive user interface via computers, smartphones, tablets and smart TVs. By leveraging our innovative financial services platform, we have entered into strategic partnership agreements with nine Securities companies and gone live with CITIC Securities Co. Ltd. ('CITIC Securities'), Zhongshan Securities Co. Limited ('Zhongshan Securities'), Great Wall Securities Co. Limited ('Great Wall Securities') and Hengtai Securities Co. Limited ('Hengtai Securities'), and will continue to launch strategic partnerships in many areas."

"On December 16, we launched a beta test for our Investment Advisory Service Platform or 'Investment Masters' (in Chinese 'iTouGu'), allowing a vast number of Chinese individual investors to obtain previously private advice from thousands of investment advisors."  Mr. Zhao continued, "Going forward, our team will continue to be fully committed to building the comprehensive financial ecosystem, including online securities trading, wealth management and investment advisory, and 'to make investment easier' for Chinese retail investors. Recent waves of regulatory changes in China's securities industry and our dedication in internet-driven financial service innovation will enable us to be an important participant in this new era of large-scale financial reform."

Third Quarter 2014 Financial Results

Net revenues for the third quarter of 2014 was $21.1 million, an increase of 61% from $13.2 million for the corresponding period in 2013, and an increase of 3% from $20.6 million in the second quarter of 2014. The Company’s net revenues are categorized under: (a) revenues from financial services, which include brokerage-related and precious metals trading services; (b) revenues from financial information business, which include subscription services from individual and institutional customers; and (c) revenues from advertising services. During the third quarter of 2014, revenues from financial services, financial information business and advertising services contributed 81%, 11% and 8% of our net revenues, respectively, compared with 68%, 21%, and 9%, respectively, for the corresponding period in 2013.

Revenues from financial services were $17.1 million, an increase of 92% from $8.9 million in the third quarter of 2013, and an increase of 4% from $16.4 million in the second quarter of 2014, mainly driven by the continuous growth of the financial services business.

Revenues from financial information business were $2.3 million, a decrease of 19% from $2.8 million in the third quarter of 2013, and a decrease of 8% from $2.5 million in the second quarter of 2014, mainly due to the Company’s previously disclosed strategic business transition.

Revenues from advertising were $1.8 million, an increase of 47% from $1.2 million in the third quarter of 2013, and an increase of 5% from $1.7 million in the second quarter of 2014.

Gross profit was $16.0 million, an increase of 41% from $11.4 million in the third quarter of 2013, and an increase of 6% from $15.1 million in the second quarter of 2014. Gross margin in the third quarter of 2014 was 76%, compared with 86% in the third quarter of 2013, and 74% in the second quarter of 2014. The year over year decrease in gross margin was mainly due to increased commission cost related to the continuous growth of financial services.

General and administrative (“G&A”) expenses were $6.4 million, or 30% of net revenues, representing an increase of 63% from $3.9 million in the third quarter of 2013, and an increase of 66% from $3.8 million in the second quarter of 2014, mainly due to an increase of share-based compensation expenses.

Sales and marketing (“S&M”) expenses were $9.1 million, or 43% of net revenues, representing an increase of 23% from $7.4 million in the third quarter of 2013, and a decrease of 29% from $12.9 million in the second quarter of 2014.

Research and development (“R&D”) expenses were $2.6 million, or 12% of net revenues, representing an increase of 10% from $2.4 million in the third quarter of 2013, and an increase of 2% from $2.6 million in the second quarter of 2014. The year over year increase was mainly driven by the increase in headcount expenses for the development of “Zhengquantong (Securities Master)”.

Net loss attributable to China Finance Online was $2.4 million, compared with a net loss of $1.6 million in the third quarter of 2013, and a net loss of $6.4 million in the second quarter of 2014.

Non-GAAP net income attributable to China Finance Online, which excluded non-cash share-based compensation expenses, was $1.1 million, compared with a non-GAAP net loss of $1.0 million in the third quarter of 2013, and a non-GAAP net income of $0.3 million in the second quarter of 2014.

Basic and diluted weighted average number of ordinary shares for the third quarter of 2014 was 109.3 million. Each ADS represents five ordinary shares of the Company.

As of September 30, 2014, total cash and cash equivalents were $25.3 million, an increase from $20.4 million as of June 30, 2014, and a decrease from $36.4 million as of December 31, 2013.

Total shareholders’ equity of China Finance Online was $60.6 million as of September 30, 2014.

First Nine Months 2014 Financial Results

Net revenues for the first nine months of 2014 were $64.9 million, an increase of 147% from $26.3 million in the first nine months of 2013.

Revenues from financial services increased by 290% year over year to $51.4 million, compared with $13.2 million in the first nine months of 2013.

Gross profit for the first nine months of 2014 was $49.0 million, an increase of 143% from $20.2 million in the first nine months of 2013.

Net loss attributable to China Finance Online for the first nine months of 2014 was $10.8 million, compared to $10.4 million in the first nine months of 2013.

Conference Call Information

The management will host a conference call and a simultaneous webcast on December 23, 2014 at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time). Interested parties may participate in the conference call by dialing the following numbers approximately five minutes before the call starts.

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210/400-120-3170
Conference: ID: 54020676

A replay of the conference call will be available shortly after the conclusion of the event through 7:59 a.m. Eastern Tim, or 8:59 p.m. Beijing Time on December 30, 2014. The dial-in details for the replay are:

US: 1-855-452-5696
Hong Kong: 800-963-117
Singapore: 800-616-2305
China: 800-870-0205/400-632-2162
Conference ID: 54020676

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://edge.media-server.com/m/p/9fchpo5g.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company in China. The company provides Chinese retail investors with online access to securities, commodities and wealth management products, as well as financial database and analytics services to institutional customers. The Company’s two prominent flagship portal sites, www.jrj.com and www.stockstar.com, are ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co., Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong. For more information, please visit http://www.chinafinanceonline.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our product upgrade and strategic transformation;
•	our prospect on the continuous growth of our precious metals trading services;
•	our prospect on our strategic partnerships with CITIC Securities, Zhongshan Securities, Great Wall Securities and Hengtai Securities;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risks and uncertainties include, among others, the following:

•	the changing customer needs, regulatory environment and market conditions that we are subject to;
•	the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters;
•	the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial market on our future performance;
•	the unpredictability of our strategic transformation and growth of new businesses, including our precious metal trading service;
•	the degree to which our strategic collaborations with partners and our technological advancement will yield successful outcome;
•	the prospect for China’s high-net-worth and middle-class households ;
•	the prospect of equipping our customer specialists with new technology, tools and financial knowledge;
•	wavering investor confidence that could impact our business; and
•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income.

Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of net income (loss), which are adjusted from results based on GAAP to exclude the non-cash share-based compensation expenses and non-cash goodwill, intangible assets and investment impairment attributable to the Company. The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of the Company’s GAAP financial measures to Non-GAAP financial measures” set forth at the end of this release.

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
	Sep. 30, 2014	Dec. 31, 2013
Assets
Current assets:
Cash and cash equivalents	25,343	36,371
Restricted cash	5	4
Trust bank balances held on behalf of customers	11,753	9,999
Accounts receivable, net - Others	20,205	15,325
Accounts receivable, net - Margin clients	3,017	5,977
Loan receivable	10,240	10,333
Consideration Receivable	13,328	13,450
Prepaid expenses and other current assets	7,553	3,307
Deferred tax assets, current	476	1,114
Total current assets	91,920	95,880
Long-term investments, net	1,131	1,139
Property and equipment, net	4,390	3,868
Acquired intangible assets, net	2,246	7,545
Rental deposits	1,583	1,115
Goodwill	7,051	16,974
Deferred tax assets, non-current	72	94
Other deposits	4,363	6,877
Total assets	112,756	133,492

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,995 and $3,808 as of September 30,2014 and December 31,2013, respectively)	4,735	6,150
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $4,901 and $7,460 as of September 30,2014 and December 31,2013, respectively)	6,597	9,696
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $169 and $648 as of September 30,2014 and December 31,2013, respectively)	11,753	9,999
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,875 and $5,520 as of September 30,2014 and December 31,2013, respectively)	15,179	12,573
Deferred tax liability, current(including deferred tax liability, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $359 and $325 as of September 30,2014 and December 31,2013, respectively)	361	325
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $162 and $414 as of September 30,2014 and December 31,2013, respectively)	162	459
Total current liabilities	38,787	39,202
Deferred tax liability, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $561 and $1,886 as of September 30,2014 and December 31,2013, respectively)	561	1,886
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $89 and $633 as of September 30,2014 and December 31,2013, respectively)	973	1,986
Total liabilities	40,321	43,074
Non-controlling interests	11,856	14,646
Total China Finance Online Co. Limited Shareholders’ equity	60,579	75,772
Total liabilities and equity	112,756	133,492

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except share and ADS related data)
	Three months ended			Nine months ended
	Sep. 30, 2014	Sep. 30, 2013	Jun. 30, 2014	Sep. 30, 2014	Sep. 30, 2013
Net revenues	21,138	13,162	20,599	64,916	26,257
Cost of revenues	(5,116)	(1,794)	(5,461)	(15,965)	(6,094)
Gross profit	16,022	11,368	15,138	48,951	20,163
Operating expenses
General and administrative(includes share-based compensation expenses of $3,451, $535, $691, $4,648 and $865, respectively)	(6,375)	(3,901)	(3,837)	(14,251)	(9,951)
Sales and marketing (includes share-based compensation expenses of $4, $4, $7, $17 and $4, respectively)	(9,124)	(7,422)	(12,880)	(34,093)	(15,069)
Product development (includes share-based compensation expenses of $15, $18, $22, $59 and $18, respectively)	(2,626)	(2,382)	(2,580)	(7,762)	(6,805)
Loss from impairment of intangible assets	-	-	(1,802)	(1,802)	-
Loss from impairment of goodwill	-	-	(8,150)	(8,150)	-

Total operating expenses	(18,125)	(13,705)	(29,249)	(66,058)	(31,825)
Government subsidies	169	11	36	454	11
Loss from operations	(1,934)	(2,326)	(14,075)	(16,653)	(11,651)
Interest income	1,022	335	1,056	2,906	916
Interest expense	(1)	(135)	(8)	(11)	(196)
Investment gain, net	39	89	19	23	50
Other income (loss), net	12	(209)	564	591	(366)
Exchange gain (loss), net	14	85	(37)	(176)	409

Loss before income tax benefits (expenses)	(848)	(2,161)	(12,481)	(13,320)	(10,838)
Income tax benefits (expenses)	(60)	243	57	(448)	(478)

Net loss	(908)	(1,918)	(12,424)	(13,768)	(11,316)
Less: Net income (loss) attributable to the non-controlling interest	1,498	(340)	(6,034)	(2,985)	(884)
Net loss attributable to China Finance Online Co. Limited	(2,406)	(1,578)	(6,390)	(10,783)	(10,432)
Net loss	(908)	(1,918)	(12,424)	(13,768)	(11,316)
Changes in foreign currency translation adjustment	(31)	468	7	(477)	800
Net unrealized gain on available-for-sale securities, net of tax effects of nil, nil, nil, nil and $11, respectively	-	-	-	-	11
Other comprehensive income (loss), net of tax	(31)	468	7	(477)	811
Comprehensive loss	(939)	(1,450)	(12,417)	(14,245)	(10,505)
Less: comprehensive income (loss) attributable to non-controlling interest	1,498	(340)	(6,034)	(2,985)	(884)
Comprehensive loss attributable to China Finance Online Co. Limited	(2,437)	(1,110)	(6,383)	(11,260)	(9,621)

Net loss per share attributable to China Finance Online Co. Limited
Basic	(0.02)	(0.01)	(0.06)	(0.10)	(0.10)
Diluted	(0.02)	(0.01)	(0.06)	(0.10)	(0.10)
Loss per ADS
Basic	(0.11)	(0.07)	(0.29)	(0.49)	(0.48)
Diluted	(0.11)	(0.07)	(0.29)	(0.49)	(0.48)
Weighted average ordinary shares
Basic	109,338,747	109,006,101	109,216,351	109,256,922	109,009,661
Diluted	109,338,747	109,006,101	109,216,351	109,256,922	109,009,661
Weighted average ADSs
Basic	21,867,749	21,801,220	21,843,270	21,851,384	21,801,932
Diluted	21,867,749	21,801,220	21,843,270	21,851,384	21,801,932

Reconciliation of the Company’s GAAP financial measures to Non-GAAP financial measures
(In thousands of U.S. dollars)
	Three months ended			Nine months ended
	Sep. 30, 2014	Sep. 30, 2013	Jun. 30, 2014	Sep. 30, 2014	Sep. 30, 2013
Net income (loss) attributable to China Finance Online Co. Limited (GAAP)	(2,406)	(1,578)	(6,390)	(10,783)	(10,432)
Share-based compensation	3,470	557	720	4,724	887
Loss from impairment of intangible assets attributable to the Company	-	-	1,081	1,081	-
Loss from impairment of goodwill attributable to the Company	-	-	4,890	4,890	-
Non-GAAP net income (loss) attributable to China Finance Online Co. Limited	1,064	(1,021)	301	(88)	(9,545)

Ms. Yiwen Zhang, China Finance Online Co. Limited, +86-10-5832-5288, ir@jrj.com;

SOURCE China Finance Online Co., Ltd.